

March 28, 2014

<u>Via e-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
CRESUD Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

     RE: **CRESUD Inc.**
              Form 20-F for the Fiscal Year Ended June 30, 2013
              Filed October 31, 2013
              File No. 1-29190

Dear Mr. Gaivironsky:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. Information on the Company, page 31</u>

<u>B. Business Overview, page 40</u>

<u>Farmland Development, page 53</u>

1. We note the significant increase in the gain from disposal of farmlands in 2013. Please tell us if you are able to disclose in future Exchange Act reports the amount of farmland that is currently available and would be available for sale in the coming year.

<u>Shopping Centers and Office properties, pages 64 and 77</u>

2. It appears that a significant portion of your leases are expiring within the next two years. In future Exchange Act reports, please include a more detailed discussion of your leasing

activity during the reporting period, including the amount of new and renewed leases executed and their associated leasing costs. Also, compare the new rental rates to the expiring rates.

Item 5. Operating and Financial Review and Prospects, page 89

A. Consolidated Operating Results, page 89

3. We note you discuss your results of operations for certain line items on a segment basis only. Please also discuss your results of operations using the amounts from your Consolidated Statements of Income. Refer to Item 5 of Form 20-F.

Cresud's Results of Operations, page 105

4. We note the disclosure of the volume of production for your farming and agricultural operations. Please tell us how the production results are impacted by demand and capacity, if at all, for the reported periods.

5. For your urban properties and investment business, please tell us if management evaluates the changes in your same store and non-same store operating results. If so, please include disclosure showing the impact of the changes in your same store portfolio in future Exchange Act reports, as applicable.

F. Tabular Disclosure of Contractual Obligations, page 129

6. It does not appear that you have disclosed the amount of interest related to your borrowings. Please confirm that you will disclose this information in future filings. Please refer to footnote 46 in our Release 33-8350.

Item 8. Financial Information, page 100

Other Litigation, page 101

7. We note your disclosure of the alleged charges by and penalties paid to the Comisión Nacional de Valores as a result of their investigation carried out on your corporate books in October 2010. Please provide additional details of the alleged charges and penalties.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-10

8. Please tell us how you determined it was appropriate to present the detail of cash generated by operations within your footnotes as opposed to the face of your Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements, page F-11

2. Summary of significant accounting policies, page F-12

2.7 Property, plant and equipment, page F-30

9. We note you disclose that gains and losses from the disposal of property, plant and equipment are recognized within Other operating results, net; and that Gains from disposal of farmlands and Gain from disposal of investment properties both appear as line items to arrive at Profit from operations. Upon disposal, please tell us how you determined it was not necessary to classify these gains and losses as well as any related revenues and expenses within discontinued operations. Your response should address, but not necessarily be limited to, that your hotels are classified under property, plant and equipment. Please refer to IFRS 5.

2.28 Revenue Recognition, page F-50

Development and sale property activities of the Group, page F-54

10. Please tell us how the accounting for your barter transactions complies with IFRS. Please reference the authoritative accounting literature management relied upon.

11. For the barter transactions that have been completed, please compare the specifications of the total completed project to the specifications agreed to in the barter agreement. Also, compare the specifications of the actual units received to the specifications of those units agreed to in the barter agreement. To the extent there are significant differences in the specifications, please tell us the process that occurred to approve these changes. Also, please compare the fair value of units received to value of the receivable recorded.

12. It appears that there may be a financing element to the barter transactions. Please tell us what consideration you gave to imputing interest on the in-kind receivables from the barter transactions and cite the relevant guidance.

4. Acquisitions, dispositions and authorization pending approval, page F-101

Acquisition of joint venture, page F-104

13. Please tell us the nature of the Ps. 6.1 million recognized as Trade and other receivables. Your response should include the authoritative accounting literature management relied upon for accounting for this item.

6. Critical Accounting Estimates, Assumptions and Judgements, page F-133

14. We note your disclosures in Note 2 on pages F-28, F-30 and F-37 regarding capitalization of certain costs. Please revise your disclosure to expand upon your capitalization policy as it relates to construction/development costs; both for properties under development and for operating properties included in the other segments; including not only interest and real estate taxes, but also allocated salaries and G&A, as well as any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should include discussion of the periods of capitalization including determination of when the capitalization period ends. To the extent material, please separately quantify and disclose personnel costs capitalized to investment properties, property, plant and equipment, or trading properties for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented

15. We note your disclosure on page F-28 regarding the capitalization of leasing fees paid to third parties. Please include a critical accounting policy relating to leasing costs, including legal, internal leasing employee salaries and any other costs deferred and amortized over the terms of the respective leases.

9. Interests in joint ventures, page F-159

Restrictions, commitments and other matters in respect of joint ventures, page F-161

Entertainment Holdings S.A., page F-162

16. On page F-104, you disclose that you acquired your interest in Entertainment Holdings S.A. in November 2012. On page F-125, you disclose an Executive Order that annulled the sale of the Fairground to the SRA. Please tell us how you considered the impact of this Executive Order on your interest in Entertainment Holdings S.A. Within your response, please disclose the authoritative accounting literature management relied upon.

10. Interests in associates, page F-166

17. You disclose that the fair value of your interest in BHSA is Ps. 491.2 million at June 30, 2013. However, it appears that your carrying amount of this interest is Ps. 1 billion. Please tell us how you considered the fair value during your impairment analysis of this interest.

18. It appears that you have recorded losses after your interest in New Lipstick LLC was reduced to zero. Please tell us if you have incurred legal or constructive obligations or made payments on behalf of New Lipstick LLC. Please refer to paragraph 39 of IAS 28.

17. Financial Instruments by Category, page F-186

19. We note that your investment in the equity securities of TGLT, a public company listed on the Buenos Aires Stock Exchange, are considered Level 1 assets at July 1, 2011; Level 2 assets at June 30, 2012; but again Level 1 assets at June 30, 2013. Your disclosure on page F-193 indicates that the change from Level 1 to Level 2 for 2012 was due to a lack of trading activity. Furthermore, you disclose on page F-194 that these shares are valued using a theoretical price. Please clarify to us how you determined that these shares are Level 1 assets at June 30, 2013.

20. We note that you value the preferred shares of Supertel using the binomial tree, which is a pricing model normally associated with option pricing. Please tell us how you determined that this was the most appropriate model to use in the valuation of these preferred shares.

19. Trade and other receivables, page F-196

21. Please clarify the nature of the deferred checks received and tell us how you determined it is appropriate to record this item within trade and other receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Attorney at (202) 551-3585 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant